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SEC FILE NUMER
8- 70389

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/25 (MM/DD/YY) AND ENDING 03/31/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ohanae Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1460 Broadway
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Shari Rothenberg	(908) 743-1307	srothenberg@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates
(Name – if individual, state last, first, and middle name)

11 Broadway, Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

06/06/2006	2699
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, __James Verdone__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to __Ohanae Securities LLC__ as of __03/31/26__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

James Verdone
Signature

CEO
Title

_____
Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Ohanae Securities LLC
(a wholly-owned subsidiary of Ohanae Inc.)
Statement of Financial Condition
Pursuant to Rule 17A-5 under the
Securities Exchange Act of 1934
March 31, 2026

YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Ohanae Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ohanae Securities LLC (the "Company") as of March 31, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Ohanae Securities LLC's auditor since 2021.

New York, NY

June 17, 2026

Ohanae Securities LLC
(a wholly-owned subsidiary of Ohanae, Inc.)

Statement of Financial Condition
March 31, 2026

Assets		
Cash	$	11,954
Prepaid expenses		1,755
Total assets	$	13,709
Liabilities and Member's Equity		
Liabilities		
Accounts payable	$	659
Member's equity		13,050
Total liabilities and member's equity	$	13,709

The accompanying notes are an integral part of this financial statement.

Ohanae Securities LLC
(a wholly-owned subsidiary of Ohanae, Inc.)

Notes to Statement of Financial Condition
March 31, 2026

1.   **Organization**

Ohanae Securities LLC (the "Company") is a limited liability company formed under the laws of the State of New York. The Company is a wholly-owned subsidiary of Ohanae, Inc. (the "Parent"). The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is authorized as a broker-dealer to provide financial and strategic advisory services (including mergers and acquisitions), equity and debt capital raising and arranging private placement offerings.

2.   **Summary of significant accounting policies**

Basis of presentation
This statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such account and does not believe there will be any significant credit risk with respect to these deposits.

Income taxes
The Company is a single member limited liability company and is therefore treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and local income taxes. Accordingly, the Company has not provided for federal, state and local income taxes.

At March 31, 2026, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense.

In December 2023, the FASB issued ASU 2023-09 which amends the disclosure requirements for income taxes. The amendments require SEC-registered entities such as the Company to disclose specific categories in the income tax rate reconciliation, presented both as percentages and reporting currency amounts. The amended guidance is effective for the Company on April 1, 2025. The Company, a single-member limited liability company treated as a disregarded entity for tax purposes, has evaluated the pronouncement and determined it is not applicable and has no impact on its financial statement and related disclosures because the Company has no income tax provision.

2.   **Summary of significant accounting policies (continued)**

The allowance for credit losses
ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

The statement of operations would reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that might have taken place during the period. The Company has not provided an allowance for credit losses at March 31, 2026.

3.   **Transactions with related parties**

The Company has an expense sharing agreement with Parent and its affiliates (collectively, "Affiliates") whereby the Affiliates provide accounting, administrative, office   space,   human resources and other services. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate the Affiliates for any or all costs that the Affiliates have paid on behalf of the Company. These costs have not been recorded on the books of the Company.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4.   **Regulatory requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2026, the Company had net capital of $11,295 which exceeded the required net capital by $6,295.

The Company does not hold customers' cash or securities and, has no requirements under SEC Rule 15c3-3 and therefore does not claim an exemption under paragraph (k).

5. **Segment reporting**

The Company follows ASC 280, *Segment Reporting* (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The CODM is the Chief Executive Officer. The net income is used by the CODM to evaluate the results of the business to manage the company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and summary of significant accounting policies notes.

6. **Going Concern**

Accounting Standards Update 2014-15 requires that management evaluate conditions or events that might raise substantial doubt about the Company's ability to continue as a going concern. Management has evaluated the Company's conditions and has determined that unless the Company generates enough revenue or continues to be funded, there is substantial doubt about the Company's ability to continue as a going concern. The Company has not generated any revenues from its operations and has relied on capital infusions to fund its activities and meet its regulatory capital requirements. Management expects the Parent to continue providing financial support as needed. The accompanying financial statement has been prepared on a going concern basis, which assumes the Company will continue to operate and meet its obligations in the ordinary course of business.

7. **Subsequent events**

Management of the Company has evaluated events and transactions that may have occurred subsequent to March 31, 2026 through the date this financial statement was issued. In April 2026, the Company received $330,000 of capital contributions. On May 22, 2026, the Company was notified by FINRA of approval of its Continuing Membership Application. This approval authorizes the Company to expand its business to include custody of crypto asset securities for customer and proprietary accounts, clearing and settlement of crypto asset securities, self-clearing operations for digital asset securities, retailing corporate equity securities over-the-counter, and selling corporate debt securities. Management does not believe any other subsequent events have occurred that would require recognition or disclosure in this financial statement.